www.nh-hoteles.com

NH HOTELES

SANTA ENGRACIA, 120
EDIFICIO CENTRAL
28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

02015438

4 February, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

FEB 25 2002

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on February, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Investor Relations
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 18 - Fax 91 451 97 30
Email: tbl@nh-hoteles.es

FILE NUMBER
82 - 4780

Madrid. Monday 4 February 2002

NH Hoteles Group

Sales figures January – December 2001

NH GROUP 2001 CONSOLIDATED SALES ROSE 38% TO €762 MILLION

- NH Hoteles Group total sales in 2001 reached €761.64 million, 38.4% above 2000 figures.
- Hotel activity sales totalled €692 million, 44.4% higher than in 2000.
- Hotel sales in Spain increased 6.8% to €330.33 million with "NH" three and four-star hotels recording a 5.2% increase while "NH Express" sales jumped 73.6%.
- Benelux hotels sales rose 7.7% to €304.62 million. Hotel sales in Holland increased 3.3% while in Belgium recorded a 3.8% rise.
- Significant contribution from non-comparable hotels, 9% of the chain's total hotel sales.
- Latin American Hotels generated 6% of the Group's hotel sales: in Mercosur, sales surged 86% with excellent occupancy levels. NH Mexico's sales totalled €27.2 million since it was included in the consolidation perimeter, last 1 July 2001.
- Average occupancy in comparable hotels was 70%, 3 b.p. less than in 2000. while average room rates rose 5%. With this, the chain's RevPar in these hotels increased 0.31% in 2001, showing the following performance in the main activity areas:

  Spain: +2.97%
  - Madrid: +2.06%
  - Barcelona: -0.2% (4.78% Ex-Princesa Sofía)
  - Rest of Spain: +5.8%
  - NH Express +13.8%

  Benelux: -3.2%
  - Amsterdam: -2.24%
  - Rest of Holland: -3.96%
  - Brussels: +0.6%

- Sotogrande's real estate sales totalled €52.24 millions, in line with 2000, with 4Q01 deliveries going as scheduled.
- Sales, occupancy and RevPar performance is quite satisfactory and better than NH forecasted, in view of the special circumstances affecting the sector and the economy. Moreover, it should be noted that 2000, as a benchmark for our comparison of 2001, was an exceptionally excellent year for the sector in general and NH Hoteles in particular.

Investor Relations
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 18 - Fax 91 451 97 30
Email: tbl@nh-hoteles.es

FILE NUMBER
82 - 4780

SALES BREAK-DOWN	Jan-Dec 2001 M Eur.	Jan-Dec 2000 M. Eur	*01/00 Change %*
Madrid	101,25	100,16	1,09%
Barcelona	76,16	75,78	0,50%
Rest of Spain	127,07	120,06	5,84%
Total NH 3 and 4-stars in Spain	304,47	296,00	2,86%
NH Express	4,89	4,26	14,69%
NH Comparable	**309,36**	**300,26**	**3,03%**
Non-comparables and openings	20,97	9,19	128,07%
Total NH Hoteles	**330,33**	**309,46**	**6,75%**
Amsterdam	110,77	115,31	-3,94%
Rest of Holland	100,91	100,95	-0,04%
Brussels	23,16	23,34	-0,78%
Rest of Belgium	6,16	6,66	-7,64%
Rest of the world	11,61	12,97	-10,47%
Restaurants	10,29	10,41	-1,19%
K-G Tulip Comparable	**262,89**	**269,65**	**-2,51%**
Non-comparables and openings	41,72	13,18	216,55%
Total Krasnapolsky - Golden Tulip	**304,62**	**282,83**	**7,70%**
Mercosur	15,39	8,28	85,87%
Mexico	27,20	n.a	n.a
Casino + Retamares	14,45	13,34	8,35%
Consolidation adjustments	0,00	-134,65	-100,00%
HOTEL SALES	**691,99**	**479,25**	**44,39%**
Real Estate Sales	52,24	52,59	-0,67%
Other revenues (*)	17,42	18,67	-6,70%
TOTAL CONSOLIDATED SALES (*)	**761,64**	**550,51**	**38,35%**

COMMENTS

NH Hoteles Group sales in 2000 reached €761.64 millions, 38.4% higher than in 2000. It should be noted that in 2000 the Krasnapolsky Group was consolidated starting on 1 July 2000 while the new NH Mexico subsidiary was incorporated in the consolidation perimeter as of 1 July 2001.

The chain's total hotel sales climbed 44.4% to €692 million, excluding management fees. In pro-forma terms, including Krasnapolsky, this increase would be 12.7% for full-year 2000.

The year 2001 reflects two very different trends: A positive first quarter following through with the strong growth trend experienced in 2000. A certain slowdown started to be felt in April, coinciding with the first signs of an economic slowdown, and became more pronounced in the summer and much worse after the 11 September events. In the last months of the year the situation showed certain recovery, with RevPar levels falling in a lesser extend, although still below the extraordinary 2000 levels.

In this environment, **the Group's comparable hotel sales rose a slight 0.4% in 2001** versus 2000 and stand at €572,26 million, in line with the **slight improvement in RevPar.**

The hotels located in major cities, Madrid, Amsterdam, Barcelona and Brussels, maintained 2000 RevPar levels, with a 5% improvement in average prices and, although occupancy levels remained high, these declined 4%: Amsterdam 84%; Barcelona 79.3% (ex-Princesa Sofía); Brussels 71.7%; and, Madrid 71.4%.

The chain's organic growth was decisive to achieve a **significant contribution from non-comparable hotels** which came on stream in 2000 and 2001, and have contributed 9% of the Group's total hotel sales in 2001.

Investor Relations
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 18 - Fax 91 451 97 30
Email: tbl@nh-hoteles.es

FILE NUMBER
82 - 4780

PERFORMANCE IN SPAIN

Hotel sales in Spain rose 6.8% to € 330,33 million. RevPar growth in comparable hotels was 2.97% in 2001:

- The RevPar of "NH" brand hotels in Spain increased 2.8%. The average room rates were up 8.8% while average occupancy for the year declined 4% standing at 70%.
- In Barcelona, RevPar of "NH" brand hotels gained 4.8% in 2001. The 13.2% rise in the average room rates offset lower levels, which were down 6.4% vs. the exceptionally high occupancy levels recorded in 2000. However in 4Q01 occupancy levels showed a slight improvement vs. the performance during the Summer. In Barcelona, NH Hoteles also owns the Intercontinental managed 5-star Hotel Princesa Sofia, which has been specially affected because of the decrease in the number of foreign tourists.
- In Madrid, the RevPar of "NH" brand hotels increased 2.1% vs. 2000. Average occupancy fell 4.7% while average room rates increased 8.8%. The positive performance of occupancy and RevPar in the summer moths, thanks to the success of the promotional campaigns, suffered a setback in September when business activities started to slow down. Nevertheless, in the last quarter of the year, occupancy has gone back to certain normalcy and decreases are much less pronounced.
- In other Spanish cities where NH Hoteles operates 50% of the comparable hotel rooms in Spain, performance has been more stable throughout the year, particularly in the last quarter. In 2001, RevPar increased 5.8% and average room rates were 10.1% higher. Occupancy levels declined only 2.7% and stand at 67%.
- Growth in the "NH Express" segment was stronger than expected. RevPar in comparable hotels climbed 13.8% with the average room rates rising 8.4% and the year's average occupancy increasing 3.3% to 69%. There are 15 "NH Express" currently in operations and with 7 more are in the pipeline, the target for 20 "NH Express" hotels in Spain will have been met.
- Non-comparable hotels in Spain have contributed €20.9 million, 6.3% of total group sales in this market.
- The Casino de Madrid and the Club de Golf Los Retamares posted 8.35% revenue growth to €14.45 million.

PERFORMANCE IN THE BENELUX AREA

Hotels from the former Krasnapolsky Group increased sales by 7.7% to €304.62 million. The hotels located in Holland increased their sales by 3.3% while those in Belgium posted a 3.8% rise.

In the total comparable hotels, RevPar declined 3.4% relative to 2000:

- Amsterdam: In 2001, RevPar retreated 2.2%, with stable prices (+1%) and satisfactory 84% occupancy levels despite falling 2.7%. It should be noted that 2000 occupancy levels were exceptionally strong and it is not easy to repeat this feat (between 92% and 95% from August to November 2000). Although 4Q01 occupancy in Amsterdam was affected by the decline in the number of North American and British visitors, performance in the last months of the year was better than expected with occupancy falling by no more than 5%-7%.
- Brussels: 2001 RevPar rose slightly by 0.6%. The performance was positive in the last quarter of the year since, despite a slowdown in business activities, very evident in October, this was offset with the rise in the summer months and the recovery in November because of Belgium's EU. Presidency during the second half of 2001.
- Meanwhile, the contribution of non-comparable hotels was significant and contributed 14% of Benelux sales.

NH HOTELES

Investor Relations

Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 18 - Fax 91 451 97 30
Email: tbl@nh-hoteles.es

FILE NUMBER
82 - 4780

LATIN AMERICA

Hotels in Latin American contributed €42.59 million in total revenues, 6.2% of the chain's total hotel sales:

- Sales from hotels in Mercosur surged 86% to € 15.4 million. In its second year of operations and in the context of a local economic recession, they reached a very positive occupancy level in 2001. Specifically, the hotels in Buenos Aires recorded 60% average occupancy levels in 2001 and over 80% in November.

  In Argentina, NH Group owns 5 hotels, four of which are in Buenos Aires and another one in Cordoba. The hotel in Tucumán is under management. Asset investments in Argentina total € 95 million through the affiliate, Latinoamericana de Gestión Hotelera, in which NH has a 64% stake and its American partner, EIP holds 36%.

- **NH Mexico** contributed €27.2 million in the first months after being incorporated in the consolidation perimeter on 1 July 2001. In 2001, although the Mexican market was seriously affected by 11 September events, the average occupancy in NH Mexico's hotels was only down 2.2% to 59% while RevPar decreased only 0.8%.

SOTOGRANDE

Recorded sales of Sotogrande's real estate activities were €52.24 million, very similar to 2000 figures.

As expected, 39% of total year sales were recorded in the last quarter, including the plots of land in La Marina for € 8.4 million and €11.4 million in plots delivered upon completion of infrastructure works.

Sotogrande's non-real estate sales totalled €4.8 million. These include golf-related sales, water supply, leases and other services.

Agreed but non-recorded sales as at 31 December 2001 total €51.85 million, which gives us an indication of the volume of sales expected for the coming months.

Sotogrande - Breakdown of Real Estate Sales (Eur. Mn)	**Jan-Dec 2001**		**Jan-Dec 2000**	
	M Euros	**%**	**M Euros**	**%**
Flats	1,65	3,2%	5,10	9,7%
Berths	0,86	1,6%	0,19	0,4%
Show houses	16,85	32,3%	2,82	5,4%
Plots	24,45	46,8%	34,29	65,2%
Plots in La Marina	8,42	16,1%	10,18	19,4%
Total Real Estate Sales	52,24	100,0%	52,59	100,0%

NEW HOTEL OPENINGS AND IMPLEMENTATION OF THE "NH" BRAND IN EUROPE

In 2001, the NH Hoteles Group incorporated 28 hotels with 4,578 rooms in the chain. This represents 22% growth in 12 months.

The organic growth strategy has focused on opening 14 hotels with 1,829 rooms, 9% more than in the previous year. Of these new additions, 39% are hotels under lease contract, 55% are NH-owned hotels and 6% under management contracts.

- In Spain, the chain has opened 400 new rooms: one "NH Gold Collection" in Zamora, which is under management, and offers 49 rooms, and four "NH Express" hotels with 351 rooms all under lease contracts, except one which is under management.
- In the rest of Europe, 986 rooms have been added: 3 hotels in Holland, 3 in Switzerland and one in Brussels. All of these hotels will operate in 2002 under the "NH" brand.
- Two "NH" brand hotels were inaugurated in the Mercosur region, both of which are owned. One of these is a 140-room in Sao Paulo (Brazil) and the other is a 303-room in Buenos Aires (Argentina).

NH HOTELES

Investor Relations
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 18 - Fax 91 451 97 30
Email: tbl@nh-hoteles.es

What's more, the creation of NH Mexico has contributed 2,749 rooms to the NH Group. These include 5 owned hotels (1,273 rooms) that will gradually adopt the "NH" brand, except the Hilton Guadalajara, and 9 other hotels under management contracts (1,476 rooms).

In January 2002 NH has announced the opening of other two new hotels in Spain. One of these is the "NH Gold Collection" owned hotel in Burgos with 110 rooms and the other is a 3-star 76-room "NH" hotel under lease contract in Barcelona.

Last November, NH Hoteles unveiled plans to implement its brand in the hotels incorporated in its portfolio following the merger with the Krasnapolsky chain. As at year-end 2001, NH operated with its own brand only in Spain and Portugal, and in Latin America. This strategy aims at transferring the "NH" brand to the other countries in Europe in which NH is present (Holland, Belgium, Germany and Switzerland), currently operating under the Golden Tulip, Tulip Inn and Alfa brands, and to create a strong pan-European brand.

As the first step, the NH brand will be implemented in the Atlanta and Brussels Airport hotels in Belgium, followed by the Grand Krasnapolsky Hotel and Amsterdam Centre in Holland.

This is an important step in the company's internationalisation plan that will generate significant commercial synergies and will be boosted by the recent integration of the sales offices worldwide and of the reservation system, which is almost complete.

Breakdown of Hotel Portfolio

(Includes Almenara hotel)*

January 2002	NH HOTELES*		NH EXPRESS		K-G TULIP		LATAM + PORTUGAL		TOTAL	
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
OPERATED										
Owned *	25	3.716	1	43	34	6.392	14	2.543	74	12.694
Leased	46	5.301	10	953	15	2.194	0	0	71	8.448
Managed	10	880	4	219	14	1.792	11	1.697	39	4.588
Total operated	**81**	**9.897**	**15**	**1.215**	**63**	**10.378**	**25**	**4.240**	**184**	**25.730**
PROJECTS										
Owned *	3	251	1	93	0	0	1	131	5	475
Leased	8	1.214	5	475	2	370	0	0	15	2.059
Managed	3	425	1	96	0	0	0	0	4	521
Total signed	**14**	**1.890**	**7**	**664**	**2**	**370**	**1**	**131**	**24**	**3.055**
Total operated and signed	**95**	**11.787**	**22**	**1.879**	**65**	**10.748**	**26**	**4.371**	**208**	**28.785**

NH HOTELES

Investor Relations
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 18 - Fax 91 451 97 30
Email: tbl@nh-hoteles.es

FILE NUMBER
82 - 4780

OPERATING RATIOS	Jan-Dec 2001	Jan-Dec 2000
AVERAGE OCCUPANCY		
Comparable NH Hoteles	69,83%	73,71%
Comparable Krasnapolsky- Golden Tulip	70,14%	72,59%
Total Comparable	**69,96%**	**73,25%**
NH Hoteles Non-Comparable	54,57%	61,26%
Krasnapolsky- Golden Tulip Non-Comparable	60,48%	44,18%
Mercosur	49,49%	36,38%
Mexico (as of 1 July 2001)	53,09%	-
Total Consolidated	**66,83%**	**70,79%**
ADR (Avg. Daily Rate) (euros)		
Comparable NH Hoteles	93,63	86,15
Comparable Krasnapolsky- Golden Tulip	91,11	90,98
Total Comparable hotels	**92,58**	**88,15**
NH Hoteles Non-Comparable	84,22	84,66
Krasnapolsky- Golden Tulip Non-Comparable	73,55	68,16
Mercosur	70,30	81,66
Mexico (as of 1 July 2001)	99,38	-
Total Consolidated	**90,06**	**86,59**
REVPAR (euros)		
Comparable NH Hoteles	65,38	63,50
Comparable Krasnapolsky- Golden Tulip	63,90	66,04
Total Comparable	**64,77**	**64,57**
NH Hoteles Non-Comparable	45,96	51,86
Krasnapolsky- Golden Tulip Non-Comparable	44,48	30,11
Mercosur	**34,79**	29,71
Mexico (as of 1 July 2001)	52,76	-
Total Consolidated	**60,19**	**61,30**
AVG. NUMBER OF ROOMS		
Comparable NH Hoteles	8.663	8.663
Comparable Krasnapolsky- Golden Tulip	6.218	6.218
Total Comparable	**14.881**	**14.881**
NH Hoteles Non-Comparable	975	363
Krasnapolsky- Golden Tulip Non-Comparable	1.767	565
Mercosur	869	548
Mexico (as of 1 July 2001)	610	-
Total Consolidated	**19.102**	**13.220**

The table below shows the performance of the main markets in 2001 and 2000 and includes Krasnapolsky's figures for 12 months in 2000. The ratios are estimated in comparable terms, except for NH Latin America that includes all hotels.

NH HOTELES

Investor Relations
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 18 - Fax 91 451 97 30
Email: tbl@nh-hoteles.es

FILE NUMBER
82 - 4780

Operations performance by region/city	Jan-Dec 2001	Jan-Dec 2000	*01/00 % Change*
Madrid (comparables)			
ADR	104,84	96,35	8,81%
Occupancy	71,39%	76,11%	-4,72%
RevPar	74,85	73,33	2,06%
Barcelona (comparables Including P.Sofia)			
ADR	126,37	116,15	8,80%
Occupancy	75,48%	82,28%	-6,80%
RevPar	95,38	95,57	-0,19%
Resto de España (comparables)			
ADR	74,4	67,6	10,06%
Occupancy	66,78%	69,46%	-2,68%
RevPar	49,68	46,95	5,81%
NH Express (comparables)			
ADR	57,85	53,37	8,39%
Occupancy	68,91%	65,63%	3,28%
RevPar	39,86	35,03	13,81%
NH Mercosur (comparables & non-comparables)			
ADR	70,3	81,66	-13,91%
Occupancy	49,49%	36,38%	13,11%
RevPar	34,79	29,71	17,11%
Mexico (comparables and non-comparables from 1 January 2001)			
ADR	101,73	-	-
Occupancy	58,85%	-	-
RevPar	59,87	-	-
Amsterdam (comparables)			
ADR	133,36	132,15	0,92%
Occupancy	84,02%	86,72%	-2,70%
RevPar	112,05	114,60	-2,23%
Brussels (comparables)			
ADR	66,67	67,21	-0,80%
Occupancy	71,73%	70,74%	0,99%
RevPar	47,82	47,54	0,58%
Rest of Holland (comparables)			
ADR	73,02	72,88	0,19%
Occupancy	64,74%	67,54%	-2,80%
RevPar	47,27	49,22	-3,96%
Rest of Belgium (comparables)			
ADR	57,77	58,21	-0,76%
Occupancy	60,08%	63,31%	-3,23%
RevPar	34,71	36,85	-5,82%
Rest of the World (comparables)			
ADR	46,86	51,87	-9,66%
Occupancy	53,67%	58,24%	-4,57%
RevPar	25,15	30,21	-16,75%